Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND

THE PERIOD FROM NOVEMBER 15, 2010 THROUGH DECEMBER 31, 2010

(Dollars in thousands)

	Six Months Ended June 30, 2011	Period from November 15, 2010 through December 31, 2010
Earnings:
Pre-tax net income	$3,335	$249
Add:
Fixed charges	15,107	3,859

Earnings, as adjusted (A)	$18,442	$4,108

Fixed charges:
Interest expensed and capitalized	$15,103	$3,859
Amortized premiums, discounts and capitalized expenses related to indebtedness	(8)	(2)
Estimate of interest within rental expense	12	2

Fixed charges, as adjusted (B)	$15,107	$3,859

Ratio of earnings to fixed charges ((A) divided by (B)):	1.22x	1.06x